# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bio Green Med Solution, Inc., CIK 0001130166
CUSIP: 23254L876
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Level 10, Tower 11, Avenue 5, No. 8, Jalan Kerinchi, Kuala Lumpur, Malaysia (N8), 59200
Date of event which requires filing of this statement: 11/12/2025
Amends the filing with accession number 0001829126-25-001429
Filed by CIK 0001892421
Persons authorized to receive notices and communications: Datuk Dr. Doris Wong Sing Ee, Level 10, Tower 11, Avenue 5, No. 8, Jalan Kerinchi,, Kuala Lumpur, Malaysia (N8), 59200, 60 (12) 223 7897

## Reporting persons
- Doris Wong Sing Ee (CIK 0001892421): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 1,111,131; shared voting power 0; sole dispositive power 1,111,131; shared dispositive power 0; aggregate amount beneficially owned 1,111,131 (20.58% of the class)
  Comment: As adjusted for 1-for-16 reverse stock split on May 12, 2025 and 1-for-15 reverse stock split on July 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Bio Green Med Solution, Inc.
Address of issuer's principal executive offices: Level 10, Tower 11, Avenue 5, No. 8, Jalan Kerinchi, Kuala Lumpur, Malaysia (N8), 59200

## Item 2. Identity and Background
Name of person filing: Datuk Dr. Doris Wong Sing Ee is a citizen of Malaysia. Datuk Dr. Doris Wong Sing Ee's present principal occupation is Chief Executive Officer and Executive Director of the Issuer.
Residence or business address: Datuk Dr. Doris Wong Sing Ee's business address is Level 10, Tower 11, Avenue 5, No. 8 Jalan Kerinchi, Kuala Lumpur, Malaysia 59200.
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: During the last five years, Datuk Dr. Doris Wong Sing Ee (i) has not been convicted in any criminal proceeding (excluding traffic violations), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of common stock were purchased by Datuk Dr. Doris Wong Sing Ee in a private transaction pursuant to a certain Securities Purchase Agreement, between the Reporting Person and a certain shareholder of the Issuer, for the aggregate purchase price of $6.3M. The purchase transaction closed on February 26, 2025.

The shares of common stock were granted on November 12, 2025 to Datuk Dr. Doris Wong Sing Ee under the Issuer's 2018 Equity Incentive Plan for services rendered.

## Item 4. Purpose of Transaction
Purpose of transaction:
Datuk Dr. Doris Wong Sing Ee purchased the shares pursuant to the Securities Purchase Agreement. In connection with the purchase, Datuk Dr. Doris Wong Sing Ee was appointed as Chief Executive Office and as an Executive Director of the Issuer. Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) Any action similar to any of those enumerated above. See also Item 3.

The shares of common stock were granted on November 12, 2025 to Datuk Dr. Doris Wong Sing Ee under the Issuer's 2018 Equity Incentive Plan for services rendered.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has the sole power vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,111,131 shares of common stock (the "Shares") of the Issuer. The percentage of Shares reported to be beneficially owned by the Reporting Person is based on information from the Issuer. Thus, the Reporting Person is deemed to be the beneficial owner of an aggregate 20.58% of the common stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,111,131 shares of common stock (the "Shares") of the Issuer. The percentage of Shares reported to be beneficially owned by the Reporting Person is based on information from the Issuer. Thus, the Reporting Person is deemed to be the beneficial owner of an aggregate 20.58% of the common stock of the Issuer.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the shares of common stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Reference is made to the transaction stated in Item 3 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Securities Purchase Agreement (incorporated by reference from the Current Report on Form 8-K filed by the Issuer on February 27, 2025.
https://www.sec.gov/Archives/edgar/data/1130166/000182912625001253/cyclacel_ex10-1.htm

## Signatures
- Doris Wong Sing Ee: /s/ Datuk Dr. Doris Wong Sing Ee, Chief Executive Officer and Executive Director (11/13/2025)